SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 10, 2001

                                    ABB Ltd
               (Exact name of registrant as specified in charter)

                                      N/A
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

                  Registrant's telephone number, international:
                              + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No    X
                              ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated December 10, 2001, regarding the appointment of Peter Voser to succeed Renato Fassbind as Chief Financial Officer of ABB Ltd.

2. Press release of ABB Ltd, dated December 10, 2001, in connection with the divestiture of its air handling business.

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
Press Release

For your business and technology editors

Peter Voser of Shell joins ABB Group as Chief Financial Officer

Zurich, Switzerland, December 10 - ABB announced today that Peter Voser, currently Chief Financial Officer (CFO) of Shell Worldwide Oil Products, will join ABB as CFO and member of the Group Executive Committee early in the second quarter of 2002. Voser will replace Renato Fassbind, who will be taking up the position of Chief Executive Officer of Diethelm Keller Holding Ltd.

Voser, 43, a Swiss citizen, comes to ABB after an international career with Shell. He joined Shell in Switzerland in 1982, and from 1988 held a succession of finance positions in Argentina, Chile and the UK.

Voser was CFO of Shell Europe Oil Products from 1999 until early this year, when he assumed his present responsibilities as CFO at Shell Worldwide Oil Products, which has an annual turnover of US$ 106 billion and operations in 130 countries. He is married and has three children.

"I am pleased that we have been able to attract an international manager of Peter's stature as a key member of our management team," said ABB President and CEO Jorgen Centerman. "He will play an important role as we continue to address the important issues related to increasing the transparency of ABB."

Fassbind, 46, has as CFO and member of the ABB Group Executive Committee since 1997 helped drive a number of significant initiatives, including the creation of the single share, ABB's listing on the New York Stock Exchange, the adoption of the US Generally Accepted Accounting Principles as ABB's accounting principles, as well as the company-wide introduction of Value Based Management. Fassbind joined ABB in 1990 as head of Corporate Staff, Audit.

The ABB Board of Directors expressed their appreciation of Fassbind's dedicated work for the company.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 160,000 employees in more than 100 countries.

For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 1 317 7266
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 1 317 7354                            USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                            investor.relations@ch.abb.com
media.relations@ch.abb.com

Press Release

For your business and technology editors

ABB divests air handling business for US$ 225 million

Company focusing on core areas of power and automation technology

Zurich, Switzerland, December 10, 2001 - ABB said today it will sell its air handling equipment business to Global Air Movement (Luxembourg) SARL for US$ 225 million, as part of its strategy to focus on power and automation technology products, systems and solutions for utilities and industry.

Global Air Movement (Luxembourg) SARL is a company formed on behalf of Compass Partners European Equity Fund L.P., management and other investors.

"This divestiture is in line with ABB's strategy to focus on core areas of expertise in power and automation technology," said Jorgen Centerman, ABB's president and CEO. "The air handling business is undergoing a period of consolidation, and we feel the new owners are in a better position to grow and sustain these operations."

The sale is subject to customary regulatory approvals. The financing of the transaction has been committed by the arranging banks. Loan documentation will be finalized before closing.

Under the terms of the contract, Global Air Movement (Luxembourg) SARL will purchase ABB's worldwide air handling equipment business. The business, which is headquartered in Zurich, Switzerland, employs approximately 3,500 people in 30 countries and reported revenues of around US$ 440 million in 2000. The deal will bring together the business with Woods Air Movement Limited, of Colchester in the United Kingdom, a company acquired by Global Air Movement (Luxembourg) SARL last year. Woods has revenues of US$ 95 million, employs some 700 people, and is represented in 70 countries worldwide.

ABB's air handling equipment business supplies fan and ventilation products for public, commercial and industrial ventilation and process applications. It was a part of ABB's manufacturing and consumer industries division and made up a key part of the former Flakt group. The Flakt trademark is included as part of the deal.

Hannu Paitula, who headed the air handling equipment business with ABB, has been named CEO of the new combined company. Paitula said: "We have a tremendous opportunity here to build a global leader, based on the Flakt and Woods brands, and the fact that the two businesses are highly complementary, both in terms of geography and technology."

ABB and Global Air Movement (Luxembourg) SARL said they are committed to a continuing business relationship.

Compass Partners European Equity Fund L.P. specializes in large, complex, multi-jurisdictional control position investments. Compass private equity investments typically require strategic, operational and financial expertise to create value in a long-term partnership with management.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 160,000 employees in more than 100 countries.

-END-




For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 1 317 7266
Wylie Rogers                                   Sweden: Tel. +46 21 325 719
Tel: +41 1 317 7414                            USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                            investor.relations@ch.abb.com
media.relations@ch.abb.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ABB LTD

Date:  December 10, 2001         By:       /s/  BEAT HESS
                                    -----------------------------------
                                    Name: Beat Hess
                                    Title:    Group Senior Officer



                                 By:        /s/ HANS ENHORNING
                                    -----------------------------------
                                    Name: Hans Enhorning
                                    Title:    Group Vice President